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                                                                   Exhibit 99(j)

                           NONSOLICITATION AGREEMENT
                           -------------------------

     THIS AGREEMENT is made and entered into this 12th day of June, 1998, by and among JWGenesis Financial Corp., a Florida corporation ("Company"), JW Charles Financial Services, Inc., a Florida corporation ("JWCFS"), and Joel E. Marks ("Employee"):

                              W I T N E S S E T H:

     WHEREAS, Company, JWCFS, and others have entered into that certain Amended and Restated Agreement and Plan of Combination dated as of March 9, 1998 (the "Combination Agreement"), pursuant to which, among other things, JWCFS became a wholly-owned subsidiary of Company;

     WHEREAS, during the course of Employee's prior relationship with JWCFS and current and contemplated relationship with Company, Employee has learned or will learn important Confidential Information (as defined below) related to Company's Business (as defined below). Employee acknowledges that the Confidential Information (i) has been or will be developed through JWCFS' or Company's expenditure of substantial effort, time and money; and (ii) together with relationships developed with clients and personnel, could be used to compete unfairly with Company during the post-employment period. Because Company's ability to engage in the Business (as defined below) on a competitive basis depends, in part, on its Confidential Information and client relationships, Company would not share such information and promote Employee's relationship with clients if Company believed that such information or relationships would be disclosed or used in competition with Company, or if Company believed that Employee's relationship with Company's personnel or clients would be used to the detriment of Company, and Employee's performance and opportunities would suffer; and

     WHEREAS, pursuant to Article 8 of the Combination Agreement, Employee and JWCFS agreed to terminate Employee's existing employment agreement with JWCFS, and Employee and Company agreed to enter into an employment agreement and a nonsolicitation agreement.

     NOW, THEREFORE, in consideration of the premises and mutual agreements set forth and contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1.   Termination of Existing Employment Arrangements.  Employee and JWCFS
          -----------------------------------------------
hereby agree to the termination of the existing employment arrangements between Employee and JWCFS, and hereby terminate such arrangements (the "Prior Arrangements").

     2.   Consideration.  As consideration for terminating the Prior
          -------------
Arrangements and for entering into this Agreement, Company shall pay to Employee an aggregate amount of $1,720,000, payable as follows, (i) within 30 days of the date hereof, cash of $215,000; (ii) within 30 days of the date hereof, a number of shares of Company common stock, par value $.001 per share, subject to resale restrictions and forfeiture provisions as described below, with a value (based on 80% of the
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average closing price on the American Stock Exchange of the JWCFS common stock for the 10 consecutive trading days immediately preceding the date hereof) of $860,000 (the "Restricted Stock"), provided, however, that if Employee has sold Company common stock or JWCFS Common Stock within the six-month period prior to the date otherwise scheduled for such payment and delivery, then the Restricted Stock will not be issued until the date that is six months after such prior sale; and (iii) on each of January 15, 1999, 2000, and 2001, an additional cash payment of $215,000. Twenty-five percent of the Restricted Stock will vest on January 15, 2002 and an additional twenty-five percent on each January 15 in 2003 through 2005. Notwithstanding the foregoing, if the employment of Employee with Company is terminated or deemed to be terminated by Company for any reason other than cause (as defined in the employment agreement then in effect between Employee and Company, a "Discharge"), any unpaid cash installment hereunder shall become immediately due and payable to him within 30 days of such termination, all of the Restricted Stock shall become immediately vested, and the forfeiture provisions with respect to such shares will no longer be in force. All unvested shares of the Restricted Stock will be subject to forfeiture at any time there is a violation of this Agreement by Employee. If a change in control of Company (as defined below) occurs that is not approved by Employee, then all of the Restricted Stock shall become immediately vested, and the forfeiture provisions with respect to such shares will no longer be in force. For purposes hereof, "change of control" shall mean (a) the acquisition by a person or entity other than Employee or a now existing shareholder of Company (or any affiliate of Employee or such a shareholder of Company), whether in one or several transactions, by exchange, merger, consolidation, assignment, stock spin-off, stock split-up, or other transaction, of more than thirty-five percent (35%) of the voting stock of Company, or of the right to vote or to direct the voting of such percentage of voting stock; or (b) a change in the membership of the Board of Directors of Company such that a majority of the members are persons who are not Continuing Directors. For purposes of this Agreement, a "Continuing Director" is a person who is a member of the Board of Directors of Company on the date hereof or a person who is elected as a director of Company upon the nomination by or approval of a majority of the Continuing Directors in office.

     3.   Certain Other Definitions.  For purposes of this Agreement, the
          -------------------------
following terms shall have the meaning specified below:

     (a) "Business" means securities brokerage, corporate finance, asset management, capital formation, investment banking, financial advisory and other financial services as being provided by Company on the date hereof and, with the knowledge of Employee thereof, from time to time in the future during the term of this Agreement.

     (b) "Client" means any Person (except broker-dealers and nationally recognized institutional accounts) receiving (or who has arranged to receive) Business services from Company that Employee, during the year prior to the Termination Date, (i) provided Business services or solicited for Business services on behalf of Company; (ii) supervised others providing or soliciting Business services on behalf of Company; or (iii) about whom Employee had Confidential Information.

     (c) "Confidential Information" means information relating to Company, Clients or the Business that derives value from not being generally known to other Persons, including, but not limited to, technical or nontechnical data, formulas (including criteria for weighing stock selection factors), patterns (including investment patterns), compilations (including stock selection and buy lists),

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programs, devices, methods (including stock selection and portfolio design and monitoring methods), techniques, drawings, processes, financial data, or lists of actual or potential clients, whether or not reduced to writing. Confidential Information includes information disclosed to Company by third parties that Company is obligated to maintain as confidential. Confidential Information subject to this Agreement may include information that is not a trade secret under applicable law, but information that is not also a trade secret shall constitute Confidential Information only for two years after the Termination Date; provided, however, Confidential Information shall not include information
      --------  -------
of which Employee had knowledge of prior to his employment by JWCFS, Company, or its predecessors.

     (d) "Person" includes any individual, corporation, limited liability company, partnership, association, unincorporated organization or other entity.

     (e) "Termination Date" means the last day Employee is employed by Company, whether the termination is voluntary or involuntary, with or without cause.

     4.   Treatment of Confidential Information.  Employee shall protect
          -------------------------------------
Confidential Information. Employee will not use, except in connection with work for Company, and will not disclose to third parties during or after Employee's employment, Confidential Information.

     5.   Solicitation of Clients.  For a period of seven (7) years from the
          -----------------------
date hereof, whether or not Employee is employed by Company, Employee will not solicit for the benefit of any Person other than Company, Clients for the purpose of providing services identical to or competitive with the Business.

     6.   Solicitation of Company Personnel. For a period of seven (7) years
          ---------------------------------
from the date hereof, whether or not Employee is employed by Company, Employee will not solicit for employment with another Person anyone who is or was, at any time during the year prior to the Termination Date, a Company employee or a registered representative licensed with or through Company.

     7.   Return of Materials.  On the Termination Date or at any time
          -------------------
thereafter at Company's request, Employee will deliver promptly to Company all materials, documents, plans, records, notes, or other papers and any copies in Employee's possession or control relating in any way to the Business, which at all times shall be the property of Company.

     8.   Earlier Termination of Agreement.  If Company effects a Discharge of
          --------------------------------
Employee, Employee may terminate this Agreement and the nonsolicitation provisions contained herein shall have no further effect.

     9.   Interpretation; Severability.  Rights and restrictions in this
          ----------------------------
Agreement may be exercised and shall be applicable only to the extent they do not violate any applicable laws, and are intended to be limited to the extent necessary so they will not render this Agreement illegal, invalid or unenforceable. If any term shall be held illegal, invalid or unenforceable by a court of competent jurisdiction, the remaining terms shall remain in full force and effect. This Agreement does not in any way limit Company's rights under the laws of unfair competition, trade secret, copyright, patent, trademark or any other applicable law(s), which are in addition to and cumulative of rights under this Agreement.

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     10.  Relief.  The parties acknowledge that a breach or threatened breach of
          ------
any term of this Agreement by Employee would result in material and irreparable damage and injury to Company, and that it would be difficult or impossible to establish the full monetary value of such damage. Therefore, Company shall be entitled to injunctive relief by a court of appropriate jurisdiction in the event of Employee's breach or threatened breach of this Agreement.

     11.  General and Miscellaneous.  (a)  Notices given under this Agreement
          -------------------------
shall be deemed made if hand-delivered or mailed by registered or certified mail to the addresses appearing at the end of this Agreement.

     (b) This Agreement shall inure to the benefit of Company and its successors and assignees, and shall be binding upon Employee and Employee's heirs, administrators, executors, and personal representatives.

     (c) Company's failure to insist upon strict performance of any term or to exercise any right shall not be construed as a waiver or a relinquishment for the future of such term or right, which shall continue in full force and effect.

     (d) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Florida.

                         Signatures begin on next page.

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     IN WITNESS WHEREOF, the parties have executed this Agreement, as of the date first written above.

"Company"                                "Employee"

JWGENESIS FINANCIAL CORP.


By:  /s/ Marshall T. Leeds                 /s/ Joel E. Marks
     ---------------------               -----------------------------
     Marshall T. Leeds                   JOEL E. MARKS
     President
                                         Employee Address:

                                         195 Sheridan Pointe Ln.
                                         Atlanta, Georgia 30342
"JWCFS"

JW CHARLES FINANCIAL SERVICES, INC.


By:  /s/ Marshall T. Leeds
     ------------------------
     Marshall T. Leeds
     President

Company and JWCFS Address:

980 North Federal Highway Suite 210
Boca Raton, Florida 33432
Attention:  Marshall T. Leeds

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